UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Geely Term Facility Agreement Amendment

On June 3, 2026, Polestar Automotive Holding UK PLC (“Polestar”) and Geely Sweden Automotive Investment AB (“GSAI”) entered into an amendment to the Term Facility Agreement, dated December 16, 2025 (the “Term Facility”), to extend the term of the Term Facility to June 30, 2027 and change the margin of the Term Facility from 3.0% to 3.2% with effect from the next Interest Period following the General Effective Date (as defined in the amendment) (the “Facility Amendment”). GSAI is a wholly-owned subsidiary of Geely Sweden Holdings AB, the parent company of Volvo Car AB (publ), and one of Polestar’s affiliates. A copy of the Facility Amendment is attached hereto as Exhibit 99.1.

This Report on Form 6-K and Exhibit 99.1 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-1 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Amendment Letter, dated as of June 3, 2026, by and between Geely Sweden Automotive Investment AB and Polestar Automotive Holding UK PLC, to the Term Facility Agreement dated December 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 3, 2026	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: June 3, 2026	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer